UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 333-256665

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 7, 2022, Moxian (BVI) Inc (the “Company”) received a letter (the “Notice”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company no longer met the periodic filing requirement of Nasdaq Listing Rule 5250(c)(1) (the “Rule”) since the Company failed to file its Form 20-F transition report covering the transition period from October 1 to December 31, 2020 (the “Form 20-F”), which was due to be filed with the Securities and Exchange Commission by November 16, 2021. However, based on the filing of the Form 20-F on February 7, 2022, the Staff has determined that the Company complies with the Rule, and subject to the disclosure requirement of Nasdaq Listing Rule 5810(b) that the Company make a public announcement regarding the Notice, this matter is now closed.

By issuing the press release on February 8, 2022, the Company has satisfied the obligation under Rule 5810(b) as stated in the Staff’s letter. This Form 6-K is filed to report the Company’s receipt of the Notice and its compliance with the Rule. The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit	Description

99.1	Press release dated February 8, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: February 8, 2022	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer